ANGELICA CORPORATION ANNUAL REPORT FISCAL YEAR ENDED JANUARY 26, 2002

The Renewed Angelica:
Healthcare Services. Customer Satisfaction. Value.

Angelica's continuing operations consist of services and products delivered by two value-adding operating segments: Textile Services, the leading U.S. provider of textile rental and laundry services to, primarily, acute-care hospitals, outpatient clinics, surgical centers and nursing homes; and Life Retail Stores, the leading U.S. provider of uniforms and shoes for nurses and other healthcare professionals through specialty retail stores, catalogue, e-commerce and on-the-job shopping programs.


26%
Life Retail Stores
74%
Textile Services

Continuing Operations
Combined Sales and Revenues
Fiscal Year 2002 by segment

FINANCIAL HIGHLIGHTS

For Years Ended (Dollars in thousands, except per share amounts)	January 26, 2002	January 27, 2001	Percent Increase (Decrease)
CONTINUING OPERATIONS:			
Combined sales and revenues	$350,063	$335,298	4.4
Operating earnings before restructuring and other charges	$ 17,970	$ 16,980	5.8
Interest, corporate expenses and other, net	$ 12,000	$ 12,432	(3.5)
Net income after restructuring and other charges	$ 1,629	$ 3,047	(46.5)
Basic and diluted earnings per share	$ .19	$ .35	(45.7)
DISCONTINUED OPERATIONS:			
Sales (including intersegment sales)	$143,064	$148,789	
Operating (loss) earnings before loss on sale and discontinuation	$ (539)	$ 5,906	
After-tax loss on sale and discontinuation	$(23,998)	—	
Net (loss) income after loss on sale and discontinuation	$(24,338)	$ 3,539	
Basic (loss) earnings per share	$ (2.83)	$ .41	
Diluted (loss) earnings per share	$ (2.81)	$ .41	
COMBINED CONTINUING AND DISCONTINUED OPERATIONS:			
Net (loss) income	$(22,709)	$ 6,586	
Basic (loss) earnings per share	$ (2.64)	$ .76	
Diluted (loss) earnings per share	$ (2.62)	$ .76	

CONTENTS

DEAR FELLOW SHAREHOLDER:

When we began fiscal 2002, we had high hopes for significant revenue growth and a repeat of the double-digit percentage earnings increase we had achieved in the previous year. Our turnaround efforts at our largest segment, Angelica Textile Services, were trending most positively, and the growth rate of new business added at Angelica Image Apparel, the U.S. operations of Manufacturing and Marketing, appeared to be encouraging. We recognized that the entry into the catalogue and e-commerce distribution channels at Life Retail Stores would be costly during start-up but that additional revenues could be achieved responsibly, thus improving future earnings in that segment.

We did not progress very far into the new year before the reality of a slowing economy began to crystallize. Introduction of new programs at existing and new customers at Image Apparel did not materialize as expected. At the same time, the rate of same-store sales gains at Life Retail declined in the first quarter although they remained positive. Unfortunately, as the year progressed, Life Retail's same-store comparisons became negative. To our benefit, Textile Services achieved excellent revenue growth throughout the year which, coupled with productivity increases, helped to bolster their earnings in each quarter of the year.

Fiscal 2002 Results

Results for fiscal 2002 reflect the decision to discontinue operations of the Manufacturing and Marketing segment and to record in the year an anticipated loss on its sale plus the expected costs of winding down and ultimate discontinuation of that segment. Results also reflect restructuring and other charges taken in the fourth quarter of the year with respect to Life Retail.

For continuing operations, consisting of Textile Services and Life Retail, combined sales and textile service revenues in fiscal 2002 were $350,063,000 compared with $335,298,000 a year ago, an increase of 4.4 percent. Operating earnings before the restructuring and other charges increased 5.8 percent to $17,970,000 compared with $16,980,000 in the prior year. Including the restructuring and other charges, net income per share from continuing operations was $.19 in fiscal 2002 compared with $.35 in fiscal 2001.

Results from discontinued operations in fiscal 2002, which include Manufacturing and Marketing as well as the estimated

Don W. Hubble



"The renewed Angelica will focus in the healthcare services sector."

loss on its sale and discontinuation, were a net loss of $24,338,000 or $2.83 per share ($2.81 fully diluted). This compared with $3,539,000 or $.41 per share from discontinued operations in the prior year. However, under discontinued operations accounting, the results for both years do not reflect any portion of the Company's interest expense or corporate charges, all of which are allocated to the continuing operations results reported above. For the Company in total, combining both continuing and discontinued operations, fiscal 2002 resulted in a net loss of $2.64 per share ($2.62 fully diluted) compared with net income of $.76 per share in fiscal 2001.

Cash flow from operating activities (both continuing and discontinued) increased to $32,088,000 in fiscal 2002 compared with $18,705,000 in the prior year, largely the result of reductions in inventory at Manufacturing and Marketing during the year. We reduced our total debt outstanding at year end to $72,414,000 compared with $88,804,000 twelve months earlier, and we also ended the year with a cash balance of $18,742,000. Instead of piling on debt, we reduced it. Instead of "burning cash," we conserved it. In view of the economic conditions we faced, we believe our attention to improving liquidity was well placed.

The expected loss on the sale of Manufacturing and Marketing which was recorded in fiscal 2002 has required the Company to notify its lenders that it is not in compliance with the minimum net worth covenant in its long-term debt agreements. This means the lenders will have the right to declare substantially all of our debt due and payable. However, discussions between the Company and current and prospective lenders are already under way with respect to refinancing the debt and to obtain waivers of the covenant non-compliance pending closing of the expected sale of the Manufacturing and Marketing segment. As a part of the sale and refinancing, we expect to use approximately $50,000,000 of the sale proceeds to pay down a major portion of our outstanding debt. This will enable us to reduce interest expense in fiscal 2003 and beyond. With the expected refinancing, Angelica will have a stronger balance sheet and the ability to finance expansions of our remaining businesses through internal growth or as a result of acquisitions.

Textile Services

Angelica Textile Services, the nation's largest rental linen supplier to the healthcare industry, increased revenues to $259,078,000 in fiscal 2002, a 6.8 percent increase over the prior year. This organic growth is a direct result of the creation of our

THE RENEWED ANGELICA



Hospital Admissions
(in millions)
30
20
10
0
'94
'95
'96
'97
'98
'99
'00

More inpatients:
Hospital admissions turned upward in the mid-1990s *and topped 33 million* in 2000, the highest level since the mid-1980s.

(Source: AHA)



Outpatient Visits
(in millions)
500
400
300
200
100
0
'94
'95
'96
'97
'98
'99
'00

More outpatients:
Outpatient visits were 521 million in 2000, *only five years after* the total surpassed 400 million.

(Source: AHA)

Healthcare has evolved from being a major market for Angelica to becoming our core market focus — with good reason: We have strong leadership positions in key segments. It is a growing market. We understand its dynamics.

We are well positioned to benefit as the industry adds workers, continues to organize new healthcare delivery venues to supplement acute-care hospitals, provides care for the large, aging baby boomer population, and outsources non-core activities such as laundry services.

Segment Results – Textile Services

(Dollars in thousands)	Fiscal 2002	Fiscal 2001	Increase (Decrease)
Revenues	$259,078	$242,623	6.8%
Operating earnings	$ 18,741	$ 14,526	29.0%
Return on net assets	15.3%	11.8%	

customer-focused strategies and of actions to add new business and to improve retention of existing customers. The segment's operating income rose an impressive 29.0 percent, from $14,526,000 to $18,741,000 this year, as a result of the revenue growth as well as improved cost control and better prices.

Contributing to these gains were three process improvement initiatives reinforced during the course of the year. These focused on: *customer retention*, *responsible pricing* and *customer profitability*. In fiscal 2002, Textile Services generated a record amount of net new business (new business installed net of customer losses) at improved profit margins. Management understands that our customers recognize the value a customer-focused service company can provide. Our customers continue to confirm our efforts, as customer satisfaction levels (an important metric for this business) improved for the third straight year.

Textile Services will continue to reinforce our corporate vision and focus on the healthcare industry. Future growth will be driven by a combination of organic growth as well as acquisitions to reinforce and expand our plant "cluster concept" for better geographic market positioning. As a part of that strategy, the segment expects to begin the construction of a new healthcare laundry plant in the southwestern part of the United States in fiscal 2003.

During fiscal 2002, Textile Services initiated action plans to penetrate more aggressively the sub-acute-care market segment (clinics, surgery centers, nursing homes, etc.) of the healthcare industry. The sub-acute-care market, which currently is the healthcare industry's fastest growing segment, offers an excellent opportunity to increase revenues and profitability, while reducing our dependency on large acute-care hospitals. Allocation of resources to expand in the sub-acute-care market is being accomplished selectively and expeditiously.

This segment continues to invest in its people and facilities. Formalized training programs will be reinforced in fiscal 2003 to identify, develop and prepare candidates for future management positions. In addition, Textile Services increased capital investments for upgrades to equipment and operating systems

THE RENEWED ANGELICA: OUR MARKETPLACE

Leadership through Focus on the Healthcare Market

Healthcare is a large and growing industry. The number of healthcare workers on average has increased 1.5 percent to 2 percent each year for the last decade. Demographic factors and recent enrollment trends in nursing and other medical services point to further expansion.

The nation's more than 6,700 acute-care hospitals account for just over half of the $3 billion market for healthcare laundry and rental services. Clinics, nursing homes, medical group practices, dental offices and similar sites make up the market's smaller but faster-growing segment.

Approximately 2,600 acute-care hospitals operate in areas served by Angelica Textile Services' major facilities, which are concentrated in the southeastern and northeastern United States and California. Textile Services is the nation's largest rental linen supplier to the healthcare market, with a 23 percent market share in its primary service areas and 9 percent nationally. In its targeted geographic areas, Textile Services has gained two percentage points in market share in less than two years.

In the sub-acute-care market, comprised of tens of thousands of medical services providers, Textile Services has about a 13 percent market share in its primary service areas. It has made growth in this segment a strategic priority. Our extensive experience in hospital linen management positions us well to satisfy this segment's broad range of customer requirements while managing often complex production and delivery situations for smaller orders.

Compared with the rapid and often sweeping change affecting healthcare delivery during much of the 1990s, the hospital market has become a more predictable environment for patients and providers alike. Merger and acquisition activity has slowed, hospitals' fiscal condition has improved, and fewer regulatory and insurance-by 30 percent in fiscal 2002 to improve productivity, reduce energy costs and make our plants safer for our associates.

Textile Services has assembled a strong management team, and, with its 26 plants from coast-to-coast, is well positioned to achieve its revenue and income objectives for fiscal 2003. A continuing priority will be to generate new business and retain existing customers by exceeding customers' expectations.

Manufacturing and Marketing

After careful deliberation and agonizing consideration, we decided to divest the Manufacturing and Marketing business segment. While we improved the earnings performance of this division in each of the fiscal years 1999, 2000 and 2001, we were unable to continue this improvement in fiscal 2002. Certainly, the economy was partly to blame for this, but just as clearly we have insufficient economy of scale in most of the market segments served by the Image Apparel portion of this segment to achieve satisfactory earnings and return on asset levels. The Canadian operations, under the leadership of Helen Loader, once again achieved impressive sales and earnings levels, with return on assets well above the cost of capital. However, because of the performance of the domestic operations at Image Apparel, Manufacturing and Marketing incurred an operating loss of $539,000 in fiscal 2002 on a 3.8 percent decrease in sales.

There was no absence of diligent effort and hard work by the more than 1,100 managers and associates of Image Apparel in their attempts to add economic value. Since 1998, we have closed numerous domestic factories and reduced headcount by 50 percent. We reduced backlogs and became more customer responsive. We exited value-destroying business units and product lines. However, in spite of all of this, we are still unable to add economic value. Image Apparel, essentially being a multi-business organization, has experienced severe competitive pressures in virtually every market segment they serve. We believe that most of our competitors are suffering similarly,

Segment Results – Discontinued Operations (Manufacturing and Marketing)

(Dollars in thousands)	Fiscal 2002	Fiscal 2001	Increase (Decrease)
Sales*	$143,064	$148,789	(3.8)%
Operating (loss) earnings before loss on sale and discontinuation	$ (539)	$ 5,906	nm
After-tax loss on sale and discontinuation	$(23,998)	—	nm

*Including intersegment sales



$1.6 Billion Acute-care Hospitals
$1.4 Billion Clinics, Medical Offices, etc.

Changing dynamics: Clinics, medical practices and similar healthcare delivery sites now account for almost half of the $3 billion textile laundry and rental services market.

driven mandates are causing fewer major management and operational adjustments.

At the same time, admissions are trending up and administrators are aligning resources more directly with patient care. For Angelica, these developments point to more healthcare professionals needing workplace apparel, more hospital linen use, and greater willingness to outsource non-medical support services.

In this more stable market, Textile Services is focusing its marketing efforts in three key areas: retaining good customers, winning new business as multi-year rental contracts come up for renewal, and being the supplier of choice when hospital administrators redirect resources from on-premise laundry facilities and co-ops. We are also in a good position to make acquisitions to strengthen particular regions, carrying out a strategy of clustering facilities in areas with significant healthcare provider presence.

At Life Retail, the healthcare market dynamics have accelerated two key strategies. One is to expand catalogue and online capabilities, recognizing that customers are pressed for time and are especially comfortable with buying their work clothes through such channels. The other imperative is to maintain apparel comfort, durability and easy-care characteristics while adding more color and fashion features to the selection—another recognition of the variety of medical care settings in today's market.

indicating a strong need for industry consolidation. Since we have limited resources, we believe that we can add more value for Angelica shareholders by reallocating our investments from Manufacturing and Marketing to Textile Services and Life Retail, than we can by leading the consolidation in Manufacturing and Marketing's industry. The efforts of the segment President, Charley Molloy, his senior staff and all of the associates have been sincerely appreciated, and we will miss having them as part of Angelica's team.

Given the historical results, and simultaneously anticipating future challenges, the decision to divest Manufacturing and Marketing is clearly the appropriate one. We also believe that, as a micro-cap company, we will be able to add more shareholder value by focusing our efforts in a single industry – Healthcare – than we can by being a multi-business organization.

Life Retail Stores

Life Retail Stores experienced a 1.8 percent sales decline for fiscal 2002, as consumer confidence was very weak throughout the last three quarters of the year. Same-store sales decreased 4.3 percent, compared with a 4.5 percent increase in the previous year. Our catalogue and e-commerce distribution channel sales increased from $1,000,000 last year to $3,217,000. Entering these distribution channels was an appropriate decision since 25 to 30 percent of all apparel purchased by healthcare professionals is purchased through these channels. However, fiscal 2002 earnings were negatively affected by the start-up costs experienced. We expect to be at break-even levels in these two important channels before this year end, and future earnings should be affected positively. We opened ten stores early this year as commitments were made before signs that economic growth had stalled. We closed a number of value-destroying stores and ended the year with 287 stores, compared with 284 at the end of the prior year.

Segment Results – Life Retail Stores

(Dollars in thousands)	Fiscal 2002	Fiscal 2001	Increase (Decrease)
Sales	$90,985	$92,675	(1.8)%
Operating (loss) earnings:			
Before restructuring	$ (771)	$ 2,454	nm
After restructuring	$(4,951)	$ 2,454	nm
Return (loss) on net assets	(20.8)%	8.9%	

At year end, we decided to take restructuring and other charges at Life Retail in the amount of $4,180,000. Most of this

THE RENEWED ANGELICA: OUR BUSINESSES

Understanding Market Dynamics

Both Life Retail and Angelica Textile Services are leaders in their healthcare market niches.

Life Retail's Life® and LifeStyle® brands deliver the comfort, quality and value healthcare professionals demand in their workplace apparel. The expanding line includes polo shirts and other products from leisure clothing that are gaining acceptance in the workplace with society's more casual attitude toward business attire and the proliferation of non-hospital healthcare facilities. The sales proposition also works the other way: customers shopping for workplace apparel take advantage of one-stop-shopping convenience and pick up garments for leisure wear from the Lifestyles line.

Life Retail reaches customers through 287 retail stores, a significant catalogue operation and growing e-commerce presence, the only healthcare apparel provider with a national presence through all three sales channels.

Life locates stores on medical campuses or in shopping areas frequented by hospital workers, determined through customer traffic analysis. Building on that foundation of customer convenience — and in the process reinventing typical retail practice — it has made a strategic decision to actively connect its three customer-contact channels. A store customer can order an out-of-stock item from the catalogue and won't be charged for shipping. The stores accept return items bought from the catalogue or online. Life's distribution of 3.8 million catalogues and 2.7 million interim mailers are building awareness of the Life and Lifestyles brands and associating them with key attributes of quality and value.

Textile Services is leveraging its strong market presence with an unparalleled focus on customer service. Our market research shows that customers define quality not

amount is targeted for the closing in fiscal 2003 of 27 underperforming stores. Most of the remainder of the charges are exiting costs for the hospitality market where a few stores have continued to sell a small amount of uniforms for restaurants. This exit will allow Life to focus entirely on its more profitable healthcare apparel business.

With the addition of catalogue and e-commerce, the busy healthcare professional can now shop in one of Life's conveniently located stores, visit our website, order from our catalogue or purchase healthcare apparel from our many on-the-job shopping events held at numerous hospitals during the year. Purchases from our website and catalogue are priced the same as in our stores, and we allow returns to be made to any of our stores as well. These are clearly competitive advantages. With Life's purchasing power, its industry-leading merchandising strategies and the fact that we are "easy to do business with," we are expecting a return to same-store sales increases and double-digit revenue increases as the economy begins to strengthen.

Given the fact that consumer confidence has not yet rebounded to robust levels, we are not planning to open any new stores this year. We believe that now is a good time to invest in more advanced technology to improve existing operations, as opposed to investing in increasing the number of stores in the chain.

Looking Ahead

The major challenges facing Angelica are not unique. We must increase revenues responsibly by retaining our good customers and adding new customers in our targeted market segments. We need to expand the positive difference between our selling prices and the costs of delivering quality products and services timely to our customers; *i.e.*, we must avoid margin erosion. We must strive to improve the quality of all management teams and associates throughout our Company by educating and developing the people we have and by selectively adding skills and talents through thoughtful hiring decisions. By doing these three things well, we will be able to increase shareholder value consistently over the long term.

The events of this past year demonstrated to us the brutal reality that the "cure was too costly" at Angelica Image Apparel. As we have done less dramatically in earlier periods and more obviously this year, we continue to "prune the tree" to make it healthier. The reallocation of resources should add measurable shareholder value in the future.

---

only in terms of the linen products themselves but also by factors such as order accuracy and timely delivery. Increasingly, they expect us to be their partner in reducing linen usage and therefore cost. Focusing on customer relationships rather than sales alone is a major shift for the healthcare linens and linen management business. Angelica is at the forefront of that development.

For several years Textile Services has asked customers to rank it on a number of factors, generally on an annual basis. During fiscal 2002, its account managers began seeking customer feedback on half-a-dozen key measures on a monthly basis — measures such as what percent of deliveries occurred within an hour of the time they were promised and what percent of deliveries were complete. The account managers report the scores to laundry facilities' senior managers. Any score below 100 percent is a call for immediate action, following a clearly defined problem-solving process whose final step requires another measurement.

On the 14-question annual customer service survey, Textile Services' facilities improved their customer-service score 21 percent in fiscal 2002 compared with the previous year. When it started the service measurement process four years ago, only about two in five customers ranked Textile Services in the top two categories of a five-point scale. By 2002, the proportion of satisfied customers was two thirds.

Angelica® Life® uniform

Brand equity:
Customers associate quality, dependability and value with Textile Services and Life Retail, making these traits key marketing differentiators for the business units.

The renewed Angelica will focus in the healthcare services sector. Through Textile Services, a business-to-business enterprise, we will build upon our industry-leading position as the preferred supplier of rental linen requirements for acute-care hospitals, including linen distribution management services. As mentioned previously, we will also expand our services to additional healthcare providers – clinics, surgery centers, nursing homes, doctor and dentist offices, the so-called sub-acute healthcare market segment.

With Life Retail, a business-to-consumer enterprise, we will build upon our industry-leading position as the preferred provider of apparel for the healthcare professional. We will provide the best value whether the purchase is made in a store, through a catalogue, on the net or at an on-the-job shopping event. In the latter case, many of the on-the-job shopping events are to be held in conjunction with *Linen Awareness Days* conducted by Textile Services at acute-care hospitals.

At Angelica, we believe that cash generation is of paramount importance, and we recognize that liquidity brings flexibility, and flexibility creates competitive advantages. We want to ensure that we have a balanced financial structure, one that lets us capitalize on opportunities for growth in revenues and earnings, while being mindful that recessions do occur and balance sheets with too much debt can shorten corporate life. We have reduced annual interest expense by $3,200,000 in comparing fiscal 2002 to fiscal 1998. We expect to further reduce interest expense significantly in fiscal 2003 and the years following as a consequence of the refinancing of our debt following the sale of Manufacturing and Marketing.

Angelica is still a micro-cap company, and the divestiture of Manufacturing and Marketing moves us more surely into that classification. However, this divestiture will also allow us to be more single-industry focused, which will help us to grow and to add more value more timely. It will also allow us to realize growth through industry consolidation, especially in Textile Services. We have simplified our business focus for one purpose and that is to increase our ability to grow our remaining businesses more responsibly — both in revenues and earnings.

We may be a micro-cap company, but we have a "macro-strength" Board of Directors. Angelica has an independent Board, and our seven outside Directors have impressive educational backgrounds and equally impressive business

THE RENEWED ANGELICA: OUR STRATEGIES

Angelica's Competitive Advantages

Angelica is well positioned to capitalize on trends in the healthcare market.

In linen rentals, Angelica Textile Services combines the local provider's customer service agility with the reach and economies of scale of a larger company to deliver a compelling value proposition to a broad spectrum of healthcare providers.

Textile Services' scope supports a direct sales force armed with comprehensive healthcare textiles and laundry knowledge. Account managers analyze their customers' linen usage against our extensive database of textile use patterns and help them identify opportunities to improve efficiency. Better linen management is a value-added service with exceptional appeal for healthcare managers as they become increasingly accountable for costs. The knowledge Angelica brings to the customer relationship is a key element in our service proposition—our sales force is trained to assist the customer in linen management, not just the sales process.

One of the ways our strong market position and multi-state reach add up to significant strength is in being able to serve healthcare clients around the clock. With customers on a 24-hour schedule, Textile Services' laundries often make deliveries during nighttime hours.

The fact that laundries are capital-intensive plants presents a substantial hurdle for new competitors. The plants also are major consumers of natural gas, fuel, water and electricity, and volatile energy costs in a particular market can change its competitive landscape quickly. With our broader reach, we have more opportunities to effectively manage those conditions than do single-market competitors.

Because our plants are clustered in regions, we also are better positioned than competitors to deliver uninterrupted service.
One example of how Textile

experience. These are seasoned executives; six are CEO's, one is the Dean of the School of Medicine of Washington University, and another is a recently retired Chairman of the Board of Medicine Shoppes. Too many Boards today are criticized for their lack of attention to the strategic direction proposed by management, insufficient focus on improved financial performance and their failure to protect shareholders' investments. That is not the case at Angelica, as our Board effectively carries out its oversight responsibilities to Angelica's shareholders. We are fortunate to have a talented, active and shareholder-responsive Board of Directors. All members of your senior management team at Angelica profit from the Board's insight, suggestions and involvement in critical business processes, major investment decisions and long-term strategic direction.

I am excited about the future revenue and earnings potential of Angelica. We are prepared to aggressively expand Textile Services, combining organic growth and acquisitions utilizing critical "portfolio management." Achieving same-store sales growth while simultaneously increasing volume in the catalogue and e-commerce distribution channels at Life Retail will also add value for our Company in the future. Our primary goal, reinforced throughout Angelica, remains consistent — and that is to add value for our customers, our associates and our shareholders, in the near and in the long term.

Respectfully submitted,

Don W. Hubble

Don W. Hubble
Chairman, President and Chief Executive Officer
March 21, 2002

Services' competitive edge contributes to new business is the 21 hospitals it signed up in the past year as they closed their on-premise laundries—almost twice as many as in the previous year.

To better serve clinic and medical office customers in markets where Textile Services' facilities are oriented to the linen processes of large acute-care hospitals, we are developing our plant-within-a-plant process to accommodate specialized requirements and smaller orders. Equipment and technology, including software installed on customer premises to improve linen management processes, represented capital expenditures of more than $10 million in fiscal 2002. We expect to invest more than $12 million in Textile Services in fiscal 2003 to help sustain its leadership position.

Life Retail is overhauling its information systems to improve business and financial systems, enhance inventory management, and gather more point-of-sale information. The technology upgrade supports the business unit's strategic decision to emphasize direct marketing alongside stores—along with the strength of its brands, a key competitive differentiator.

Angelica's strategy is to be the provider of linen and linen management services to the healthcare industry. Textile Services and Life Retail are differentiating our capabilities on the basis of quality, customer service and applied experience. With that emphasis, we expect to achieve growth internally as well as improve our position as the partner of choice for strategic acquisitions and alliances.



Customer Service
Quality
Applied Experience

Building on strength: Extensive knowledge of linens and linen management services and commitment to customer satisfaction shape Angelica's growth strategies.

ANGELICA CORPORATION BOARD OF DIRECTORS



Kelvin R. Westbrook, David A. Abrahamson, Charles W. Mueller, Stephen M. O'Hara, Don W. Hubble, Dr. William A. Peck, Susan S. Elliott, Alan C. Henderson

"We are fortunate to have a talented, active and shareholder-responsive Board of Directors."

Board of Directors

David A. Abrahamson
Retired Chairman of the Board of Medicine Shoppe International, Inc.
(1997, age 62)

Susan S. Elliott
Chairman and
Chief Executive Officer of
Systems Service Enterprises, Inc.
(1998, age 64)

Alan C. Henderson
Chief Executive Officer of
RehabCare Group, Inc.
(2001, age 56)

Don W. Hubble
Chairman, President and
Chief Executive Officer of
the Company
(1998, age 62)

( ) Indicates year first employed and current age

Charles W. Mueller
Chairman, President and
Chief Executive Officer of
Ameren Corporation
(1996, age 63)

Stephen M. O'Hara
Chairman and
Chief Executive Officer of
Rawlings Sporting Goods Co., Inc.
(2000, age 47)

William A. Peck
Dean of the
School of Medicine and
Executive Vice Chancellor
for Medical Affairs of
Washington University
(1996, age 68)

Kelvin R. Westbrook
President and
Chief Executive Officer of
Millenium Digital Media LLC
(2001, age 46)

Committees of the Board

Executive Committee
Don W. Hubble, Chairman
David A. Abrahamson
Charles W. Mueller
William A. Peck
Kelvin R. Westbrook

Audit Committee
David A. Abrahamson, Chairman
Alan C. Henderson
William A. Peck
Kelvin R. Westbrook

Compensation and Organization Committee
Stephen M. O'Hara, Chairman
Susan S. Elliott
Alan C. Henderson
Charles W. Mueller

Corporate Governance and Nominating Committee
Charles W. Mueller, Chairman
Susan S. Elliott
Stephen M. O'Hara
Kelvin R. Westbrook

SHAREHOLDER INFORMATION

Transfer Agent, Registrar, Dividend Disbursing Agent and Dividend Reinvestment Agent
UMB Bank, N.A.

Communications concerning dividend checks, dividend reinvestment plan, consolidation of accounts, amount of dividends paid, change of address, lost stock certificates or transfer of stock ownership should be directed to:

Stock Transfer Department,
UMB Bank, N.A.
Post Office Box 410064,
Kansas City, Missouri 64141

Independent Public Accountants
Arthur Andersen LLP
St. Louis, Missouri

Stock Exchange/Symbol
NYSE/AGL

Form 10-K
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (but without exhibits), will be furnished without charge to any shareholder upon written request to:

Investor Relations
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, May 29, 2002, at:

Saint Louis Club
14th Floor
7701 Forsyth Boulevard
Clayton, Missouri

FINANCIAL SUMMARY - 6 YEARS

For Years Ended (Dollars in thousands, except per share amounts)	January 26, 2002	January 27, 2001	January 29, 2000	January 30, 1999	January 31, 1998	January 25, 1997
OPERATIONS						
Combined sales and revenues	$350,063	$335,298	$335,441	$342,500	$371,350	$339,042
Gross profit	91,299	86,953	83,967	89,126	89,283	78,317
Operating expenses and other, net, excluding interest expense	79,137	74,320	72,158	68,301	68,451	61,502
Restructuring charge	2,982[(a)]	—	—	—	14,684[(b)]	—
Interest expense	7,390	8,085	8,593	9,658	10,605	9,496
Income (loss) from continuing operations before income taxes	1,790	4,548	3,216	11,167	(4,457)	7,319
Provision (benefit) for income taxes	161	1,501	1,190	4,132	(1,783)	2,781
Income (loss) from continuing operations	1,629	3,047	2,026	7,035	(2,674)	4,538
(Loss) income from operations of discontinued segment, net of tax	(340)	3,539	3,248	1,857	(4,224)	3,484
Loss on disposal of discontinued segment, net of tax	(23,998)	—	—	—	—	—
Net (loss) income	$(22,709)	$ 6,586	$ 5,274	$ 8,892	$ (6,898)	$ 8,022
PER SHARE DATA						
Diluted earnings (loss) from continuing operations	$ .19[(a)]	$ .35	$ .23	$ .78	$ (.29)[(b)]	$ .50
Diluted (loss) earnings from discontinued operations	(2.81)	.41	.38	.21	(.46)[(b)]	.38
Diluted net (loss) income	(2.62)[(a)]	.76	.61	.99	(.75)[(b)]	.88
Cash dividends paid	.32	.48	.96	.96	.96	.96
Common shareholders' equity	$ 16.44	$ 19.24	$ 18.84	$ 19.12	$ 18.97	$ 20.73
RATIOS AND PERCENTAGES						
Current ratio (current assets to current liabilities)	1.4 to 1	2.5 to 1	3.9 to 1	3.2 to 1	2.6 to 1	3.3 to 1
Long-term debt to long-term debt and equity	0.6%	27.1%	35.0%	35.4%	35.7%	34.0%
Gross profit margin	26.1%	25.9%	25.0%	26.0%	24.0%	23.1%
Effective tax rate (continuing operations)	9.0%	33.0%	37.0%	37.0%	40.0%	38.0%
Return on average shareholders' equity	(14.9)%	4.0%	3.2%	5.2%	(3.8)%	4.2%
Return on average total assets	(7.3)%	2.0%	1.6%	2.5%	(1.8)%	2.2%
OTHER SELECTED DATA						
Working capital	$ 46,960	$124,449	$141,122	$136,071	$141,999	$163,015
Additions to property and equipment, net	13,873	10,595	6,677	7,404	18,425	20,360
Depreciation and amortization	13,074	13,502	14,383	13,907	13,108	12,418
Cash flow from operating activities	32,088	18,705	24,722	60,472	26,049	17,445
Long-term debt, including current maturities	72,414	88,804	90,942	96,751	100,029	100,106
Total assets	$290,865	$330,255	$319,595	$339,090	$378,709	$374,104
Average number of shares of Common Stock outstanding	8,663,586	8,681,417	8,686,146	9,014,070	9,153,358	9,156,861
Approximate number of associates	7,100	7,600	8,100	8,600	9,400	10,100

(a) Portion of $4,180 restructuring and other charges taken in fourth quarter of fiscal 2002. Effect on net income per share is a reduction of $.44.

(b) Portion of $23,247 restructuring and other charges taken in third quarter of fiscal 1998. Effect on net income per share is a reduction of $1.57.

This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

FINANCIAL CONDITION

At the end of fiscal 2002, the Company had working capital of $47.0 million and a current ratio of 1.4 to 1 compared with $124.4 million and 2.5 to 1 at the end of fiscal 2001. The fiscal 2002 balance sheet reflects the writedown of assets of the discontinued Manufacturing and Marketing segment to their estimated net realizable value. Fiscal 2002 balances have been reclassified to segregate the net assets of the discontinued business, including $61.8 million of current assets and $1.8 million of noncurrent assets. Receivables decreased $2.5 million in the year, and receivable days outstanding improved from 52 to 46. Current liabilities reflect the reclassification of notes payable to insurance companies and bank debt from long-term to current maturities, discussed further below. Accounts payable decreased $6.5 million due mainly to a decrease in inventory levels in fiscal 2002 compared with the prior year. Other accrued liabilities rose $7.0 million, primarily related to additional liabilities for severance, lease termination and closing costs associated with the sale of Manufacturing and Marketing, additional self-insurance reserves and restructuring costs at Life Retail.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operations in fiscal 2002 was $32.1 million versus $18.7 million in the prior year. The increase is primarily due to the reduction in inventories in the discontinued Manufacturing and Marketing segment. Cash flow provided by operating activities in the continuing operations decreased to $13.8 million in fiscal 2002 from $25.7 million in fiscal 2001, due mainly to increases in accounts payable and other accruals relating to the loss on sale of the Manufacturing and Marketing segment and the restructuring and other charges in the Life Retail segment. Net cash used in investing activities was $14.9 million, an increase of $8.7 million over the prior year. Included in that increase was an increase in capital expenditures of $3.3 million this year over last year, primarily to support productivity improvements and energy efficiency in the Textile Services segment and for investments in new Life Retail stores and supporting information systems. An additional $5.3 million of the change is attributable to cash flow provided in fiscal 2001 from plant closings in the Textile Services and Manufacturing and Marketing segments, and the sale of an office facility in that year. The $10.9 million increase in cash flow used in financing activities in fiscal 2002 reflects the repayment of $27.0 million of insurance company debt, offset by the $12.0 million proceeds from issuance of bank debt and by a reduction in dividend payments.

The loan agreements with insurance companies and bank require the Company to comply with certain financial covenants. The most restrictive of these covenants requires that the Company maintain a minimum of $160 million in consolidated net worth, as defined. Due to the writedown of assets and related loss on disposal of the Manufacturing and Marketing segment, the Company is not in compliance with that net worth covenant. As a result, all of the notes to insurance companies and bank have been reclassified to current liabilities. The Company expects to obtain covenant waivers during the 30-day cure period from the existing lenders pending the sale of the Manufacturing and Marketing segment. The Company also expects to use approximately $50 million of the proceeds from the sale to pay down a significant portion of the debt. Management of the Company and its outside financial advisors are engaged in discussions with current and prospective lenders regarding refinancing alternatives for the remaining debt. Although the Company expects to pay down the debt and refinance the remainder as described, there is some risk that the sale of the Manufacturing and Marketing segment will not be consummated as expected. Therefore, the Company and its advisors are simultaneously pursuing negotiations for a bank line of credit of sufficient size to allow the Company to pay off all of its existing debt should that become necessary. It is Management's opinion that the Company's financial condition is such that internal and external resources are sufficient and available to satisfy the Company's requirements for debt repayment, as well as future requirements for capital expenditures, dividends and working capital.

ANALYSIS OF FISCAL 2002 CONTINUING OPERATIONS COMPARED TO 2001

Combined sales and revenues in fiscal 2002 were $350.1 million, an increase of $14.8 million or 4.4 percent from the prior year. Textile Services segment revenues increased 6.8 percent, from $242.6 million to $259.1 million. For the second consecutive year, this segment generated a record amount of net new business additions (new business additions less lost business). Sales at Life Retail Stores declined 1.8 percent, from $92.7 million to $91.0 million. Same store sales in fiscal 2002 decreased by 4.3 percent, the result of a weak retail market during the last three quarters of the year. The largest sales decline occurred in the segment's hospitality business, which the Company has decided to exit as part of its restructuring plan. Sales in the catalogue and e-commerce distribution channels increased to $3.2 million in fiscal 2002 from $1.0 million in fiscal 2001, but the increase was more than offset by the decline in sales from the retail stores.

The gross profit percent to combined sales and revenues in fiscal 2002 was 26.1 percent, up slightly from 25.9 percent in the prior year. An increase in gross margins in the Textile Services segment more than offset a decrease in gross margins at Life Retail Stores. Gross margins in the Textile Services segment were positively affected by better pricing, continuing improvements in plant productivity and linen cost management and effective management of energy costs. As a result, earnings in this segment rose 29.0 percent from the prior year. In the

Life Retail Stores segment, gross margins and earnings were negatively affected by the restructuring and other charges discussed below. Excluding the restructuring charges, gross margins at Life Retail were up slightly in fiscal 2002, and earnings for the segment declined from $2.5 million in fiscal 2001 to a loss of $.8 million in fiscal 2002.

Selling, general and administrative expenses increased $4.7 million or 6.2 percent in fiscal 2002 compared with fiscal 2001. This also represented an increase as a percentage of combined sales and revenues to 22.7 percent from 22.4 percent in the prior year. The increase is primarily due to increased selling expenses and incentive compensation payments in the Textile Services segment and a full year of expenses relating to catalogue operations at Life Retail in fiscal 2002. Interest expense decreased in fiscal 2002 to $7.4 million from $8.1 million in fiscal 2001 due to prepayment during the year of $25 million of debt that was originally due to be paid in December, 2001. The Company's overall effective tax rate for fiscal 2002 was 36.0 percent compared with 37.0 percent in the prior year. The effective rate for continuing operations in fiscal 2002 was 9.0 percent due to the high amount of permanent differences in relation to the low level of income in that year. This compares with a rate of 33.0 percent for continuing operations in fiscal 2001.

ANALYSIS OF FISCAL 2001 CONTINUING OPERATIONS COMPARED TO 2000

In fiscal 2001, combined sales and revenues of $335.3 million were flat compared to the prior year. In the Textile Services segment, revenues decreased 0.9 percent for the year but increased in both the third and fourth quarters, as this segment essentially completed its recovery from the loss of business in fiscal 2000 to an aggressive competitor in the marketplace. A record amount of net new business additions was generated in this segment. Life Retail Stores sales improved $2.1 million or 2.3 percent, the result of a 4.5 percent same-store sales increase partially offset by having 12 fewer stores in operation at the end of the year compared to the prior year.

The gross profit percent to combined sales and revenues in fiscal 2001 was 25.9 percent, up from 25.0 percent in the prior year. Gross margins in the Textile Services segment were up due to better management of linen costs and productivity improvements from installation of labor-saving equipment. Although earnings of this segment increased 7.7 percent from the prior year, they were negatively affected by sizable increases in energy costs in the second half of the year. In the Life Retail Stores segment, gross margins were essentially unchanged from the prior year as the selective discounting and markup cancellations initiated in fiscal 2000 were completed. Earnings of this segment declined 24.7 percent as the sales increase was insufficient to overcome increases in wages and other costs, including the initial costs of entering the catalogue and e-commerce distribution channels in the third quarter of fiscal 2001.

Selling, general and administrative expenses increased $2.9 million or 4.1 percent in fiscal 2001. As a percentage of combined sales and revenues, these expenses increased to 22.4 percent from 21.5 percent in the prior year, reflective of the investments made to revitalize sales efforts in the Textile Services segment and the relocation of the Textile Services administrative offices. Consolidated earnings in fiscal 2001 benefited from lower interest expense as a result of lower debt balances and from increased interest income due to higher cash balances. The total effective tax rate of 37.0 percent in fiscal 2001 was unchanged from the prior year.

DISCONTINUED OPERATIONS

Results from discontinued operations represent the activity of the Manufacturing and Marketing segment, including the estimated loss on sale and discontinuation of the segment. This business was adversely affected in fiscal 2002 by weakness in the economy during the year and by the aftermath of the September terrorist attacks on sales to certain market segments, such as lodging, food service, gaming and recreation. In fiscal 2001, sales suffered from lower-than-expected demand for certain products and delays in large customer program rollouts. However, gross margins and earnings for the segment in fiscal 2001 improved over the prior year as efforts to lower costs through increased non-domestic contract sourcing continued to prove successful.

On January 25, 2002, the Company's Board of Directors approved a plan to discontinue the Manufacturing and Marketing segment. Assets of the segment have been written down and a loss on disposal of the segment has been recorded based on the estimated net realizable value from the pending sale, as well as estimates of the cost of disposal and transition. Negotiations continue with two prospective buyers, one of which would purchase certain assets of the non-healthcare business of the segment and the other of which would purchase certain assets of the healthcare business. Management believes its estimates used to record the loss on disposal and related asset writedown are reasonable. However, there is risk that the value received upon ultimate disposition of the segment, including actual costs of disposal and transition, may differ significantly from amounts recorded in the financial statements for fiscal 2002.

RESTRUCTURING ACTIVITIES

In the fourth quarter of fiscal 2002, the Company developed plans to close 27 underperforming stores and exit the hospitality line of business in the Life Retail Stores segment. The underperforming stores produced a collective operating loss of

$.9 million in fiscal 2002. The Company recorded restructuring and other charges in fiscal 2002 of $4.2 million relating to these activities. Of that amount, $1.2 million is included in cost of goods sold and primarily represents a writedown of the remaining inventory in the hospitality line and in stores to be closed. The remaining $3.0 million is included in restructuring charge and represents the estimated cost for lease terminations and a writedown of fixed assets and other assets related to the closed stores. Certain estimates were used in the development of costs included in the restructuring and other charges. Actual results may differ from these estimates, which could result in additional costs.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are more fully described in Note 1 to the consolidated financial statements. Certain of the accounting policies as discussed below require the application of significant judgment by Management in selecting appropriate assumptions for calculating amounts to record in the financial statements. By their nature, these judgments are subject to an inherent degree of uncertainty.

Self-Insurance Liabilities

The Company self insures liabilities for non-union employee medical coverage and liabilities for casualty insurance claims, including workers' compensation, general liability and vehicle liability, up to certain levels. The Company purchases insurance coverage for large claims over the self-insured retention levels. In fiscal 2000, the Company negotiated a buyout of all casualty claims occurring prior to February 1, 1999. The liability for casualty claims as of January 26, 2002 includes losses for claims since the buyout date. Self-insurance liabilities are developed using actuarial methods and historical data for payment patterns, cost trends and other relevant factors. While Management believes that the recorded liabilities for casualty and employee medical claims as of January 26, 2002 are adequate, and that appropriate judgment has been applied in determining the estimates, such estimated liabilities could differ materially from actual liabilities resulting from the ultimate disposition of the claims.

Deferred Income Taxes

The Company recognizes deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Balances in the deferred income tax accounts are regularly reviewed for adequacy and recoverability by analyzing the expected income necessary to realize the deferred assets, the anticipated tax rates applicable when the deferred items are expected to be recognized and the ability to utilize carryforward items. It is Management's opinion that adequate provisions for income taxes have been made for all periods presented, that all deferred tax assets will be fully recovered and that no valuation allowance is required.

FORWARD-LOOKING STATEMENTS

Any forward-looking statements made in this report reflect the Company's current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. These potential risks and uncertainties include, but are not limited to, competitive and general economic conditions, the ability to retain current customers and to add new customers in competitive market environments, competitive pricing in the marketplace, delays in the shipment of orders, availability of labor at appropriate rates, availability and cost of energy and water supplies, availability of non-domestic image apparel contractors to manufacture and deliver at an appropriate cost and in a timely manner, the ability to attract and retain key personnel, consummation of the sale and discontinuation of the Manufacturing and Marketing segment as presently contemplated, the accuracy of the estimation of restructuring and other charges in the Life Retail segment, unusual or unexpected cash needs for operations or capital transactions, the ability to obtain financing in required amounts and at appropriate rates, and other factors which may be identified in the Company's filings with the Securities and Exchange Commission.

COMMON STOCK DATA

The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common Stock and dividends per share paid during fiscal 2002 and fiscal 2001 were as follows:

			Fiscal 2002			Fiscal 2001
	High	Low	Dividend	High	Low	Dividend
First quarter	$14.00	$8.50	$.08	$10.56	$6.31	$.24
Second quarter	13.50	10.56	.08	8.94	6.50	.08
Third quarter	13.00	8.41	.08	9.88	7.69	.08
Fourth quarter	13.05	8.67	.08	10.31	8.19	.08

CONSOLIDATED STATEMENTS OF INCOME

For Years Ended (Dollars in thousands, except per share amounts)	January 26, 2002	January 27, 2001	January 29, 2000
Textile service revenues	$259,078	$242,623	$244,891
Net retail sales	90,985	92,675	90,550
Combined sales and revenues	350,063	335,298	335,441
Cost of textile services	212,984	203,042	207,309
Cost of goods sold (Note 8)	45,780	45,303	44,165
	258,764	248,345	251,474
Gross profit	91,299	86,953	83,967
Selling, general and administrative expenses	79,641	74,979	72,051
Restructuring charge (Note 8)	2,982	—	—
Operating income from continuing operations	8,676	11,974	11,916
Interest expense	(7,390)	(8,085)	(8,593)
Other income (expense), net	504	659	(107)
Income from continuing operations before income taxes	1,790	4,548	3,216
Provision for income taxes	161	1,501	1,190
Income from continuing operations	1,629	3,047	2,026
Discontinued operations (Note 2):			
(Loss) income from operations of discontinued segment, net of tax	(340)	3,539	3,248
Loss on disposal of discontinued segment, (including provision of $2,398 pretax for operating losses during phase-out period), net of tax	(23,998)	—	—
(Loss) income from discontinued operations	(24,338)	3,539	3,248
Net (loss) income	$(22,709)	$ 6,586	$ 5,274
Basic earnings (loss) per share:			
Income from continuing operations	$ 0.19	$ 0.35	$ 0.23
Discontinued operations	(2.83)	0.41	0.38
Net (loss) income	$ (2.64)	$ 0.76	$ 0.61
Diluted earnings (loss) per share:			
Income from continuing operations	$ 0.19	$ 0.35	$ 0.23
Discontinued operations	(2.81)	0.41	0.38
Net (loss) income	$ (2.62)	$ 0.76	$ 0.61

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS

For Years Ended (Dollars in thousands)	January 26, 2002	January 27, 2001
ASSETS		
Current Assets:		
Cash and short-term investments	$ 18,742	$ 20,311
Receivables, less reserves of $1,306 and $1,909	33,536	36,071
Inventories	14,435	16,946
Linens in service	32,196	32,846
Prepaid expenses and other current assets	2,968	3,944
Deferred income taxes	16,478	3,971
Net current assets of discontinued segment (Note 2)	61,774	95,599
Total Current Assets	180,129	209,688
Property and Equipment:		
Land	5,449	4,991
Buildings and leasehold improvements	59,446	56,873
Machinery and equipment	109,101	104,988
Capitalized leased property	897	897
	174,893	167,749
Less – reserve for depreciation	98,208	91,294
	76,685	76,455
Other:		
Goodwill	4,294	4,531
Other acquired assets	1,553	2,659
Cash surrender value of life insurance	25,349	22,628
Deferred income taxes	654	—
Miscellaneous	365	536
	32,215	30,354
Net noncurrent assets of discontinued segment (Note 2)	1,836	13,758
Total Assets	$290,865	$330,255
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt (Note 4)	$ 71,602	$ 27,841
Accounts payable	20,958	27,445
Accrued wages and other compensation	10,716	7,032
Other accrued liabilities	29,893	22,921
Total Current Liabilities	133,169	85,239
Long-Term Debt, less current maturities (Note 4)	812	60,963
Other:		
Deferred compensation and other long-term liabilities	15,380	13,837
Deferred income taxes	—	5,897
	15,380	19,734
Shareholders' Equity:		
Common Stock, $1 par value, authorized 20,000,000 shares, issued: 9,471,538 shares	9,472	9,472
Capital surplus	4,200	4,196
Retained earnings	142,188	168,677
Accumulated other comprehensive income (Note 2)	—	(1,980)
Common Stock in treasury, at cost: 863,329 and 929,070 shares	(14,356)	(16,046)
	141,504	164,319
Total Liabilities and Shareholders' Equity	$290,865	$330,255

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For Years Ended (Dollars in thousands)	January 26, 2002	January 27, 2001	January 29, 2000
COMMON STOCK ($1 PAR VALUE)			
Balance beginning of year	$ 9,472	$ 9,472	$ 9,472
Balance end of year	$ 9,472	$ 9,472	$ 9,472
CAPITAL SURPLUS			
Balance beginning of year	$ 4,196	$ 4,196	$ 4,196
Exercise of stock options/stock awards	4	—	—
Balance end of year	$ 4,200	$ 4,196	$ 4,196
RETAINED EARNINGS			
Balance beginning of year	$168,677	$166,574	$170,111
Net (loss) income	(22,709)	6,586	5,274
Cash dividends	(2,751)	(4,155)	(8,328)
Exercise of stock options/stock awards	(1,029)	(328)	(483)
Balance end of year	$142,188	$168,677	$166,574
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Balance beginning of year	$ (1,980)	$ (1,699)	$ (2,285)
Translation adjustment	(285)	(281)	586
Effect of discontinued operations (Note 2)	2,265	—	—
Balance end of year	$ —	$ (1,980)	$ (1,699)
COMMON STOCK IN TREASURY, AT COST			
Balance beginning of year	$(16,046)	$(15,131)	$(15,691)
Treasury stock purchased	—	(1,287)	(360)
Exercise of stock options/stock awards	1,701	463	998
Other changes during year	(11)	(91)	(78)
Balance end of year	$(14,356)	$(16,046)	$(15,131)
SHAREHOLDERS' EQUITY, END OF YEAR	$141,504	$164,319	$163,412
Comprehensive Income			
Net (loss) income	$(22,709)	$ 6,586	$ 5,274
Change in cumulative translation adjustment	(285)	(281)	586
Effect of discontinued operations (Note 2)	2,265	—	—
Total Comprehensive (Loss) Income	$(20,729)	$ 6,305	$ 5,860

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended (Dollars in thousands)	January 26, 2002	January 27, 2001	January 29, 2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$(22,709)	$ 6,586	$ 5,274
Net loss (income) from discontinued segment	24,338	(3,539)	(3,248)
Income from continuing operations	1,629	3,047	2,026
Non-cash items included in net income:			
Depreciation	11,100	11,267	11,556
Amortization	1,974	2,235	2,827
Restructuring and other charges	4,180	—	—
Change in working capital components of continuing operations, net of businesses acquired/disposed of:			
Receivables, net	2,535	1,899	(2,404)
Inventories and linens in service	1,835	9	8,998
Prepaid expenses and other current assets	(3,291)	(1,148)	(499)
Accounts payable	(5,158)	3,384	(1,294)
Compensation and other accruals	2,369	4,508	(6,320)
Income taxes	1,636	993	484
Cash surrender value of life insurance	(2,721)	(1,674)	(2,314)
Other, net	(2,290)	1,214	(677)
Net cash flow provided by continuing operations	13,798	25,734	12,383
Net cash flow provided by (used in) discontinued operations	18,290	(7,029)	12,339
Net cash flow provided by operating activities	32,088	18,705	24,722
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditures for property and equipment, net	(13,873)	(10,595)	(6,677)
Cost of businesses acquired	(785)	—	(505)
Disposition of businesses and property	302	1,874	5,777
Net cash flow (used in) continuing operations	(14,356)	(8,721)	(1,405)
Net cash flow (used in) provided by discontinued operations	(540)	2,493	(762)
Net cash flow (used in) investing activities	(14,896)	(6,228)	(2,167)
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term and short-term debt repayments	(28,390)	(1,789)	(5,359)
Proceeds from issuance of long-term debt	12,000	—	—
Repurchase of stock	—	(1,287)	(360)
Dividends paid	(2,751)	(4,155)	(8,328)
Other, net	665	44	440
Net cash flow (used in) continuing operations	(18,476)	(7,187)	(13,607)
Net cash flow (used in) discontinued operations	(285)	(630)	(173)
Net cash flow (used in) financing activities	(18,761)	(7,817)	(13,780)
Net (decrease) increase in cash and short-term investments	(1,569)	4,660	8,775
Cash and short-term investments at beginning of year	20,311	15,651	6,876
Cash and short-term investments at end of year	$ 18,742	$ 20,311	$ 15,651
Supplemental cash flow information:			
Income taxes paid	$ 4,438	$ 3,508	$ 2,867
Interest paid	$ 7,688	$ 7,767	$ 9,286

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company provides textile rental and laundry services principally to healthcare institutions and to a limited extent to hotels, motels and restaurants, in or near major metropolitan areas in the United States. The Company also operates a nationwide chain of specialty retail stores primarily for nurses and other healthcare professionals.

On January 25, 2002, the Company's Board of Directors approved a plan to discontinue the Manufacturing and Marketing segment, as discussed in Note 2, Discontinued Operations.

Principles of Consolidation

All subsidiaries are wholly-owned and are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

Textile service revenues are recognized at the time the service is provided to the customer. Net retail sales are recognized at the time the merchandise is shipped to or picked up by the customer.

Reclassifications

Certain amounts in prior years have been reclassified to conform to current year presentation. The consolidated financial statements have been reclassified to reflect the Company's Manufacturing and Marketing business segment as a discontinued operation for all periods presented.

In accordance with requirements of the Financial Accounting Standards Board's Emerging Issues Task Force, in fiscal year 2002 the Company reclassified volume-based rebates paid to customers from selling, general and administrative expenses to reduction of textile service revenues. In addition, in fiscal year 2001 the Company changed the classification of shipping and handling revenues and costs to reflect amounts billed to customers as sales and the related costs as cost of goods sold.

Use of Estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which required the use of certain estimates by Management in determining the Company's assets, liabilities, revenues and expenses. Actual results may vary from these estimates.

Foreign Currency Translation

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. The cumulative effect of this method is reflected as accumulated other comprehensive income in shareholders' equity.

Inventories

Inventory costs are determined principally by the use of the retail inventory method, and are stated at the lower of such cost or market.

Linens in Service

Linens in service are stated at depreciated cost and amortized over their expected useful lives of one to two years.

Property and Equipment

Property and equipment are stated at cost. Renewals and betterments are capitalized.

Property and equipment are depreciated over their expected useful lives (buildings — 15 to 40 years; machinery and equipment — three to 10 years). Depreciation is computed principally on the straight-line method. Leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or lease terms.

Goodwill and Other Acquired Assets

Goodwill, the excess of cost over net assets of businesses acquired, recorded as of June 30, 2001, is being amortized on the straight-line basis over periods not exceeding 40 years. Goodwill recorded after June 30, 2001 is not amortized. See discussion under the caption "New Accounting Pronouncements" below of the effect of SFAS No. 142, "Goodwill and Other Intangible Assets," for the treatment of goodwill for future fiscal years beginning with fiscal 2003. Other acquired assets, including customer contracts and non-competition agreements, are being amortized on the straight-line basis generally over periods of three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, which utilizes the liability method. Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used and governs the initial recognition and measurement of intangible assets acquired in business combinations initiated after June 30, 2001. The Company has adopted SFAS No. 141 for all acquisitions consummated subsequent to June 30, 2001.

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill recorded as of June 30, 2001 will no longer be amortized effective with the date of adoption, which is January 27, 2002 for the Company. Additionally, any goodwill recognized from a business combination completed after June 30, 2001 will not be amortized. Instead, goodwill will be tested for impairment as of the date of adoption and at least annually thereafter using a fair-value based analysis. The Company does not believe the effect on its consolidated financial statements that will result from the adoption of SFAS No. 142 will be significant. Goodwill amortization expense was approximately $316,000 in fiscal 2002 and would be a comparable amount in fiscal 2003, absent this accounting change.

The FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations" in June 2001. The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 establishes the accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and the disposal of segments of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per share is computed by dividing the net income applicable to Common shareholders by the weighted average number of Common and Common equivalent shares outstanding.

The following table reconciles weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for fiscal years 2002, 2001 and 2000:

(Dollars and shares in thousands, except per share amounts)	2002	2001	2000
Net income available to common shareholders:			
Net income from continuing operations	$ 1,629	$3,047	$2,026
Net (loss) income from operations of discontinued segment, net of tax	(340)	3,539	3,248
Loss on disposal of discontinued segment, net of tax	(23,998)	—	—
Net (loss) income	$(22,709)	$6,586	$5,274
Weighted average shares:			
Average shares outstanding	8,598	8,634	8,677
Effect of dilutive securities – option shares	66	47	9
Average shares outstanding, adjusted for dilutive effects	8,664	8,681	8,686
Net income per share – Basic:			
Net income from continuing operations	$ .19	$ .35	$ .23
Net (loss) income from operations of discontinued segment, net of tax	(.04)	.41	.38
Loss on disposal of discontinued segment, net of tax	(2.79)	—	—
Net (loss) income	$ (2.64)	$.76	$ .61
Net income per share – Diluted:			
Net income from continuing operations	$ .19	$ .35	$ .23
Net (loss) income from operations of discontinued segment, net of tax	(.04)	.41	.38
Loss on disposal of discontinued segment, net of tax	(2.77)	—	—
Net (loss) income	$ (2.62)	$ .76	$ .61

Consolidated Statements of Cash Flows

For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term, highly liquid investments (securities with an original maturity date of less than three months) as cash equivalents.

Long-Lived Assets

In accordance with SFAS No. 121, the Company periodically assesses the carrying value of its long-lived assets and recognizes impairment losses if it is determined that the carrying values are not recoverable.

Advertising Expense

Advertising expense, including cost of catalogues, charged to continuing operations in fiscal years 2002, 2001 and 2000 totaled $3,343,000, $3,465,000 and $2,875,000, respectively.

Self-Insurance Programs

The Company is self insured up to certain levels for workers' compensation, general liability and vehicle liability coverages after February 1, 1999. Provisions for losses relating to these programs are recorded based on the Company's estimates for claims incurred. The estimated liabilities for these programs recorded in other accrued liabilities were $12,510,000 and $9,699,000 at January 26, 2002 and January 27, 2001, respectively. In addition, the Company is primarily self insured for non-union employee medical coverage. The liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. The provision included in accounts payable for this liability at January 26, 2002 and January 27, 2001 was $2,100,000 and $1,690,000, respectively.

2. DISCONTINUED OPERATIONS

The Manufacturing and Marketing segment provides uniforms and business career apparel for a wide variety of institutions and businesses in the United States and Canada. The sale of this segment is expected to be completed during fiscal 2003 at a loss of $36,734,000, less related tax benefit of $12,736,000. The loss on disposal includes the writedown of assets of the Manufacturing and Marketing business by $23,365,000 to estimated net realizable value, the provision for operating losses during the phase-out period of $2,398,000 and the estimated other costs to dispose of this business of $10,971,000.

The Manufacturing and Marketing business is accounted for as a discontinued segment and, accordingly, operating results and net assets are segregated in the Company's consolidated financial statements and related notes for all periods presented. The net current assets of this discontinued segment are primarily accounts receivable and inventory. Net noncurrent assets are primarily property and equipment.

Operating results for the Manufacturing and Marketing segment are included in the Consolidated Statements of Income as net (loss) income from operations of discontinued segment for all periods presented. Results for the discontinued segment are as follows:

(Dollars in thousands)	2002	2001	2000
Sales, including			
intersegment sales	$143,064	$148,789	$155,730
Less – intersegment sales	26,165	26,122	23,453
Net sales	$116,899	$122,667	$132,277
(Loss) income before			
income taxes	$ (539)	$ 5,906	$ 5,156
(Benefit) provision for			
income taxes	(199)	2,367	1,908
Net (loss) income	$ (340)	$ 3,539	$ 3,248

The loss on disposal of the Manufacturing and Marketing segment includes a curtailment gain of $1,358,000 on the defined benefit pension plan due to the planned reduction of a significant portion of the workforce.

In accordance with SFAS No. 52, the cumulative translation adjustment, which related entirely to foreign operations of the discontinued segment, has been removed as a separate component of equity and has been reported as part of the loss on disposal of discontinued operations.

3. RETIREMENT BENEFITS

The Company has a non-contributory defined benefit pension plan covering primarily all domestic salaried and hourly administrative non-union personnel. The benefit formula is based on years of service and compensation during employment. The funding policy of the pension plan is in accordance with the requirements of the Employee Retirement Income Security Act of 1974. The funded status of the plan, the net pension liability at January 1, 2002 and January 1, 2001, and the net pension (income) expense for 2002, 2001 and 2000 were as follows:

(Dollars in thousands)	January 1, 2002	January 1, 2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$19,301	$17,938
Service cost	641	601
Interest cost	1,307	1,281
Actuarial gain	421	751
Effect of curtailment – Manufacturing		
and Marketing participants (Note 2)	(807)	—
Benefits paid	(1,289)	(1,270)
Benefit obligation at end of year	$19,574	$19,301
Change in plan assets:		
Fair value of plan assets at		
beginning of year	$20,047	$21,276
Actual (loss) return on plan assets	(555)	41
Employer contributions	—	—
Benefits paid	(1,289)	(1,270)
Fair value of plan assets at end of year	$18,203	$20,047
Net pension liability:		
Funded status	$(1,371)	$ 746
Unrecognized actuarial gain	(1,625)	(5,200)
Unrecognized prior service cost	91	150
Unrecognized initial obligation	367	648
Net pension liability at end of year	$(2,538)	$(3,656)

(Dollars in thousands)	2002	2001	2000
Pension expense:			
Service cost	$ 641	$ 601	$ 735
Interest cost	1,307	1,281	1,218
Expected return on plan assets	(1,655)	(1,585)	(1,462)
Plan curtailment (Note 2)	(1,358)	—	—
Amortization of prior service cost	20	20	20
Recognized actuarial (gain) loss	(73)	(103)	126
Net pension (income) expense	$(1,118)	$ 214	$ 637

	2002	2001	2000
Actuarial assumptions used in determining projected benefit obligation:			
Discount rate	6.75%	7.00%	7.40%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The Company's 401(k) retirement savings plan provides retirement benefits to eligible domestic employees in addition to those provided by the defined benefit pension plan. The plan permits participants to voluntarily defer up to 12 percent of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a percentage of the employee's salary to the account of each eligible employee. The Company's policy is to fully fund this plan. The cost for this plan was $619,000, $648,000 and $690,000, for fiscal years 2002, 2001, and 2000, respectively.

The Company maintains a voluntary deferred compensation plan providing retirement benefits to certain employees and directors in return for deferral of compensation payments. The amount of the retirement benefit is determined based on the amount of compensation deferred and is payable over 15 years following retirement. In addition, the Company maintains a supplemental retirement benefit plan for selected employees. The benefit amount is determined as a percentage of final average compensation, as defined, and is generally payable over 120 months beginning at age 65. The liability recorded in deferred compensation and other long-term liabilities for future retirement obligations related to these plans as of January 26, 2002 and January 27, 2001 was $12,883,000 and $12,629,000, respectively. The Company funds these liabilities through the purchase of company-owned life insurance policies on plan participants.

The Company does not provide retirees with post-retirement benefits other than pensions.

4. LONG-TERM DEBT

The following table summarizes information with respect to long-term debt for 2002 and 2001:

(Dollars in thousands)	2002	2001
10.2% notes to insurance company, due annually to November 1, 2004	$29,375	$31,375
9.15% notes to insurance companies, due December 31, 2001	—	25,000
8.225% notes to insurance companies, due May 1, 2006	30,000	30,000
5.73% note to bank, due June 28, 2004	12,000	—
Other long-term debt including obligations under capital leases	1,039	2,429
	72,414	88,804
Less – current maturities	71,602	27,841
	$ 812	$60,963

The most restrictive of the Company's loan agreements requires that the Company maintain a minimum of $160,000,000 in consolidated net worth, as defined. Due to the pending sale and related loss on disposal of the Manufacturing and Marketing segment, the Company is not in compliance with the net worth covenant. As a result, all of the notes to insurance companies and bank have been reclassified to current liabilities. The Company expects to use proceeds from the sale of Manufacturing and Marketing to substantially pay down the debt and refinance the remainder over the long term.

Based on borrowing rates currently available for debt instruments with similar terms and average maturities, the fair market value of the Company's long-term debt (assuming the original maturity dates), as of January 26, 2002 and January 27, 2001 was approximately $78,894,000 and $94,161,000, respectively.

5. INCOME TAXES

The provision for income taxes from continuing operations consisted of the following:

(Dollars in thousands)	2002	2001	2000
Current:			
Federal	$ 2,801	$ 2,180	$ 2,262
State	310	348	248
Foreign	70	75	35
Deferred	(3,020)	(1,102)	(1,355)
	$ 161	$ 1,501	$ 1,190

Reconciliation between the statutory income tax rate and effective tax rate from continuing operations is summarized below:

	2002	2001	2000
Statutory rate	34.0%	34.0%	34.0%
State tax, net of federal benefit	1.0	3.5	3.2
Effect of permanent items	(11.7)	1.1	3.3
Effect of tax credits	(14.3)	(5.6)	(3.5)
	9.0%	33.0%	37.0%

Permanent items relate primarily to insurance products associated with deferred compensation arrangements. Tax credits are received from various federal and state employment programs.

The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

(Dollars in thousands)	January 26, 2002	January 27, 2001
Deferred tax assets:		
Deferred compensation	$ 5,202	$ 5,342
Insurance reserves not yet deductible	4,885	5,103
Customer contracts	2,299	2,630
Loss on disposal of discontinued segment	12,736	—
Other	10,538	9,186
	35,660	22,261
Deferred tax liabilities:		
Depreciation	(9,838)	(11,482)
Linen amortization	(8,247)	(12,002)
Other	(443)	(703)
	(18,528)	(24,187)
Net deferred tax assets (liabilities)	$ 17,132	$ (1,926)

The deferred tax asset related to discontinued operations consists primarily of the writedown of inventory and fixed assets, estimated severance payments and estimated losses on transitional operations.

Temporary differences of approximately $8,811,000 related to investments in foreign subsidiaries are expected to reverse in fiscal 2003. Included in deferred tax liabilities is $441,000 related to these temporary differences.

6. PREFERRED STOCK

The Company has two classes of authorized Preferred Stock: Class A, $1 stated value per share, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 26, 2002, no shares of Class A or Class B were outstanding.

7. SHAREHOLDER RIGHTS PLAN

The Company has a Shareholder Rights Plan, under which a Right is attached to each share of the Company's Common Stock. The Rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's Common Stock by a person or group of affiliated or associated persons. Depending upon the circumstances, if the Rights become exercisable, the holders thereof may be entitled to purchase units of the Company's Class B Series 2 Junior Participating Preferred Stock, shares of the Company's Common Stock or shares of common stock of the surviving or acquiring company. The Rights will remain in existence until September 7, 2008, unless they are earlier exercised, redeemed or exchanged.

8. RESTRUCTURING AND OTHER CHARGES

During the fourth quarter of fiscal 2002, the Company recorded restructuring and other charges of $4,180,000 ($3,804,000 after-tax or $.44 per basic and diluted share) related primarily to the closing of certain retail stores and the liquidation of non-healthcare inventory in the Retail Sales segment. These charges consisted of inventory writedowns of $1,198,000 included in cost of goods sold and other charges totaling $2,982,000 included in restructuring charge. The charges include an accrual for lease termination costs of $2,263,000 and writedowns of inventory, fixed assets and other assets totaling $1,917,000. As of January 26, 2002, there were no payments charged to the restructuring reserve. The entire reserve is expected to be utilized during fiscal 2003.

9. STOCK-BASED COMPENSATION PLANS

The Company has various stock option and stock bonus plans that provide for the granting to certain employees and directors of incentive stock options, non-qualified stock options, restricted stock and performance awards. Options and awards have been granted at the fair market value at the date of grant, although certain plans allow for awards to be granted at a price below fair market value. Options are exercisable not less than six months nor more than 10 years after the date of grant.

The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards, as to which the amounts charged to expense in fiscal years 2002, 2001 and 2000 totaled $295,000, $404,000 and $503,000, respectively.

A summary of the status of the Company's stock option plans for fiscal years 2002, 2001 and 2000 and changes during the years then ended is presented in the table on the next page:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	906,150	$15.10	754,815	$20.18	674,175	$23.91
Granted	151,000	10.37	334,000	7.32	287,200	13.48
Exercised	(3,625)	7.25	—	—	—	—
Lapsed	(78,500)	22.70	(182,665)	21.88	(206,560)	23.04
Outstanding at end of year	975,025	$13.78	906,150	$15.10	754,815	$20.18
Options exercisable at year end	473,511	$17.58	364,292	$21.70	320,797	$25.19
Options available for future grant	302,253		431,982		656,945	
Weighted average fair value for options granted during the year	$2.81		$2.12		$3.15	

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2002, 2001 and 2000, respectively: risk-free interest rates of 5.2%, 6.8% and 6.1%; expected dividend yields of 4.5%, 4.4% and 4.2%; volatilities of 33.8%, 31.4% and 23.6%; and expected lives of nine to 10 years in all periods. The range of exercise prices for the 975,025 options outstanding at year end was $7.25 to $26.63, and the weighted-average remaining contractual life was 6.7 years.

Had compensation expense for stock-based compensation plans for 2002, 2001 and 2000 been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would approximate the pro forma amounts below (in thousands except per share data):

	2002	2001	2000
Net (loss) income:			
As reported	$(22,709)	$6,586	$5,274
Pro forma	(23,139)	6,250	4,766
Basic (loss) earnings per share:			
As reported	$ (2.64)	$ .76	$ .61
Pro forma	(2.69)	.72	.55
Diluted (loss) earnings per share:			
As reported	$ (2.62)	$ .76	$ .61
Pro forma	(2.67)	.72	.55

SFAS No. 123 does not apply to awards prior to 1996, nor are the effects of its application in this disclosure indicative of the pro forma effect on net income in future years.

10. COMMITMENTS AND CONTINGENCIES

Future minimum payments by year and in the aggregate under operating leases with initial or remaining terms of one year or more, consisted of the following at January 26, 2002:

(Dollars in thousands)	Minimum Payments
2003	$ 8,440
2004	7,260
2005	6,124
2006	4,988
2007	3,717
Later years	9,098
Total minimum lease payments	$39,627

Rental expense for all operating leases consisted of:

(Dollars in thousands)	2002	2001	2000
Minimum rentals	$14,787	$13,978	$13,447
Contingent rentals	346	437	418
	$15,133	$14,415	$13,865

The Company is a party to various claims and legal proceedings which arose in the ordinary course of its business. Although the ultimate disposition of these proceedings is not presently determinable, Management does not believe that an adverse determination in any or all of such proceedings will have a material adverse effect upon the financial condition or operating results of the Company.

11. BUSINESS SEGMENT INFORMATION

The Company has operated principally in three industry segments: Textile Services, Manufacturing and Marketing and Retail Sales. Manufacturing and Marketing is being treated as a discontinued operation. These segments, including products and principal markets, are described elsewhere in this report.

(Dollars in thousands)	2002	2001	2000
Combined sales and revenues:			
Textile Services	$259,078	$242,623	$244,891
Retail Sales	90,985	92,675	90,550
	$350,063	$335,298	$335,441
Income from continuing operations before income taxes:			
Textile Services	$ 18,741	$ 14,526	$ 13,482
Retail Sales	(4,951)	2,454	3,260
Interest, corporate expenses and other, net	(11,992)	(12,232)	(13,433)
Eliminations	(8)	(200)	(93)
	$ 1,790	$ 4,548	$ 3,216
Assets (as of year end):			
Textile Services	$140,498	$141,916	$151,271
Retail Sales	30,318	32,177	28,826
Corporate	56,439	46,805	38,149
Net assets of discontinued segment	63,610	109,357	101,349
	$290,865	$330,255	$319,595
Depreciation and amortization:			
Textile Services	$ 9,621	$ 9,541	$ 10,227
Retail Sales	2,686	3,033	3,098
Corporate	767	928	1,058
	$ 13,074	$ 13,502	$ 14,383
Capital additions, net:			
Textile Services	$ 10,134	$ 6,998	$ 4,196
Retail Sales	3,694	3,591	2,082
Corporate	45	6	399
	$ 13,873	$ 10,595	$ 6,677

Sales of foreign operations and export sales were not significant. The Company has no one major customer. Corporate assets consist primarily of cash, investments, deferred income taxes, cash surrender value of company-owned life insurance, information systems equipment and office furniture and fixtures. Corporate expenses consist of the Company's principal administrative and financial functions, which are centrally managed. Capital additions do not include the cost of properties acquired in business acquisitions.

12. UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly results for 2002 and 2001 for continuing operations are shown below:

Fiscal 2002 Quarter Ended (Dollars in thousands, except per share amounts)	April 28	July 28	October 27	January 26
Combined sales and revenues:				
Textile Services	$65,285	$64,585	$65,095	$64,113
Retail Sales	23,902	20,774	23,930	22,379
	$89,187	$85,359	$89,025	$86,492
Gross profit:				
Textile Services	$11,182	$11,587	$11,548	$11,777
Retail Sales	12,264	11,046	12,445	9,450
	$23,446	$22,633	$23,993	$21,227
Operating earnings (loss) from continuing operations:				
Textile Services	$ 4,740	$ 4,831	$ 4,785	$ 4,385
Retail Sales	(61)	(712)	812	(4,990)
	$ 4,679	$ 4,119	$ 5,597	$(605)
Net income (loss) from continuing operations	$ 1,399	$ 687	$ 2,242	$(2,699)
Basic and diluted earnings (loss) per share	$ .16	$ .08	$ .26	$ (.31)

Fiscal 2001 Quarter Ended (Dollars in thousands, except per share amounts)	April 29	July 29	October 28	January 27
Combined sales and revenues:				
Textile Services	$60,529	$59,747	$60,985	$61,362
Retail Sales	23,291	21,355	24,876	23,153
	$83,820	$81,102	$85,861	$84,515
Gross profit:				
Textile Services	$10,570	$10,026	$ 9,763	$ 9,222
Retail Sales	11,827	10,984	12,711	11,850
	$22,397	$21,010	$22,474	$21,072
Operating earnings from continuing operations:				
Textile Services	$ 4,356	$ 3,868	$ 3,133	$ 3,169
Retail Sales	543	146	1,248	517
	$ 4,899	$ 4,014	$ 4,381	$ 3,686
Net income from continuing operations	$ 900	$ 582	$ 819	$ 746
Basic and diluted earnings per share	$ .10	$ .07	$ .09	$ .09

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Angelica Corporation:
We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 26, 2002 and January 27, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 26, 2002. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 26, 2002 and January 27, 2001, and the results of their operations and their cash flows for each of three years in the period ended January 26, 2002, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
St. Louis, Missouri
March 21, 2002

REPORT OF AUDIT COMMITTEE

The Audit Committee consists of four independent non-employee members of the Board of Directors, operates under a written Charter adopted by the Board of Directors and has regular meetings four times a year. The Committee is responsible for recommending to the Board the appointment of the Company's independent public accountants, for review and monitoring of the Company's financial reports, internal controls (including information systems security), accounting practices and for review of the scope and results of the audits performed by the independent public accountants and internal auditors. The Committee also monitors compliance with Angelica's Code of Conduct.

At its quarterly meetings, the Audit Committee reviews the financial results for the preceding fiscal quarter or entire fiscal year and has the opportunity to review related press releases and quarterly reports to shareholders prior to public release. At these meetings, the Committee also reviews the progress being made in accomplishing the annual internal audit plan.

The Committee also discusses at its meetings audit and financial reporting matters with representatives of Management, the independent public accountants and the internal auditors. Among the matters discussed are the scope, timing and fees for the annual audit by the independent public accountants, the independence of those accountants, and the results of the quarterly reviews and annual audit, including any recommendations for improvements to internal financial controls. The independent public accountants and the internal auditors meet privately with the Committee at all of its meetings.

David A. Abrahamson

David A. Abrahamson
Chairman of the Audit Committee

REPORT OF MANAGEMENT

The Management of Angelica Corporation is responsible for the preparation and integrity of all financial information presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles, and necessarily include amounts based on informed judgments and estimates of Management.

The Company seeks to assure the integrity and objectivity of the data in the financial statements through a system of internal accounting controls. These controls, augmented by the Company's internal audit function, are designed to provide reasonable assurance that assets are properly safeguarded and transactions are executed in accordance with proper authorization. Necessary records are maintained to provide accurate data for the preparation of financial statements and for audit purposes.

The Company's independent public accountants, Arthur Andersen LLP, are engaged to audit the financial statements and to render an opinion thereon, which appears on this page. Their audit considered the Company's system of internal accounting controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

The Company's Code of Conduct requires employees to maintain the highest standard of ethical conduct in all their business activities, and compliance is regularly monitored.

Don W. Hubble

Don W. Hubble
Chairman, President and
Chief Executive Officer

T M Armstrong

Theodore M. Armstrong
Senior Vice President and
Chief Financial Officer

Corporate Staff

Don W. Hubble
Chairman, President and
Chief Executive Officer
(1998, age 62)

Theodore M. Armstrong
Senior Vice President –
Finance and Administration
and Chief Financial Officer
(1986, age 62)

Steven L. Frey
Vice President,
General Counsel
and Secretary
(1999, age 52)

Edward P. Ryan
Vice President –
Sales and Marketing
Executive Vice President,
Textile Services
(2000, age 58)

James W. Shaffer
Vice President and Treasurer
(1999, age 49)

Daniel J. Westrich
Vice President and
Chief Information Officer
(1998, age 58)

( ) Indicates year first employed
and current age

Segment Presidents

Paul R. Anderegg
Vice President
President, Textile Services
(2001, age 51)

Charles D. Molloy, Jr.
Vice President
President, Manufacturing
and Marketing
(1975, age 57)

Denis R. Raab
Vice President
President, Life Retail Stores
(1999, age 58)

Textile Services

Paul R. Anderegg
President

Edward P. Ryan
Executive Vice President –
Sales and Marketing

Benny J. Shandy
Executive Vice President –
Operations

Richard M. Fiorillo
Vice President –
Chief Financial Officer

W. Russell Watson
Vice President –
Business Development

Angela L. Wideman
Controller

William J. Forand
Region Vice President

Kevin E. Nowak
Region Vice President

Alan C. Van Dyke
Vice President –
Human Resources

Life Retail Stores

Denis R. Raab
President

Joan M. Dietrich
Vice President –
General Merchandising
Manager

Diane L. Pilgrim
Controller

Mark S. Duve
Vice President –
Real Estate

John E. Lynch
Vice President –
Operations

Stephen P. Borgmeyer
Director of Human Resources

Angelica Image Apparel

Charles D. Molloy, Jr.
President

Lawrence J. Newman
Executive Vice President –
Marketing and Sales

Kenneth R. Krauss
Vice President –
Supply Chain Management

F. William Kuehl
Vice President – Inventory Management

Joseph P. Licavoli
Controller

Lonnie R. Miller
Vice President – Manufacturing

Michelle M. Westbrook
Vice President – Product Development

Melva Ruff Pete
Director of Human Resources

Sally Fourmy & Associates

Helen E. Loader
President

Sharon A. Wallace
Vice President – Operations

Winnie Li
Vice President –
Finance and Administration

THE RENEWED ANGELICA: SENIOR LEADERSHIP

Paul R. Anderegg
Theodore M. Armstrong
Richard M. Fiorillo
Kevin E. Nowak
W. Russell Watson
Steven L. Frey





Edward P. Ryan
Alan C. Van Dyke
Angela L. Wideman
Benny J. Shandy
William J. Forand

James W. Shaffer
John E. Lynch
Stephen P. Borgmeyer
Mark S. Duve





Denis R. Raab
Joan M. Dietrich
Daniel J. Westrich
Diane L. Pilgrim

PRINCIPAL OFFICES

Angelica

Corporate Offices
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017
314/854-3800
www.angelica.com

Textile Services
Angelica Textile Services
Executive Offices
655 Engineering Drive –
Suite 370
Norcross, Georgia 30092
678/421-1700

Angelica Textile Services
Administrative Offices
700 Rosedale Avenue
St. Louis, Missouri 63112
314/889-1111

Manufacturing and Marketing
Angelica Image Apparel
General Offices
700 Rosedale Avenue
St. Louis, Missouri 63112
314/889-1111

Sally Fourmy & Associates
30 Duncan Street
Toronto, Ontario M5V 2C2
Canada
416/593-4676

Retail Stores
Life Uniform & Shoe Shops
General Offices
700 Rosedale Avenue
St. Louis, Missouri 63112
314/889-1111